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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. *)

                       Pharmakinetics Laboratories, Inc.
                       ---------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  71713-11-06
                                --------------
                                (CUSIP Number)

                              Bob E. Lehman, Esq.
                                Lehman & Eilen
                   50 Charles Lindbergh Boulevard, Suite 505
                           Uniondale, New York 11553
                                (516) 222-0888
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communication)

                                 July 8, 1996
                                 ------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 71713-11-06                  13D                    Page 2 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Robert A. Mackie, Jr., Social Security No. ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.       SOLE VOTING POWER:  192,383

8.       SHARED VOTING POWER:  644,645

9.       SOLE DISPOSITIVE POWER:  192,383

10.      SHARED DISPOSITIVE POWER:  644,645

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  644,645

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.28%

14.      TYPE OF REPORTING PERSON:  IN





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CUSIP NO. 71713-11-06                  13D                    Page 3 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER:  452,262

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER:  452,262

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  452,262

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.71%

14.      TYPE OF REPORTING PERSON:  BD



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CUSIP NO. 71713-11-06                  13D                    Page 4 of 5 Pages




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       PHARMAKINETICS LABORATORIES, INC.
                       ---------------------------------
                              (Name of Company)

Item 1.           Security and Issuer.
                  --------------------
         The title of the class of equity security to which this statement relates is the common stock, $.001 par value per share ("Common Stock"), of Pharmakinetics Laboratories, Inc., a Maryland corporation (the "Company"), whose principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

Item 2.           Identity and Background
                  -----------------------
         This statement is filed by Robert A. Mackie, Jr. and R.A. Mackie & Co., L.P., a Delaware limited partnership. Mr. Mackie and R.A. Mackie & Co., L.P. each maintain a business address at 18 North Astor Street, Irvington, New
York 10533. Mr. Mackie is the sole shareholder, director and executive officer of R.A. Mackie & Co., Inc., the general partner of R.A. Mackie & Co., L.P. R.A. Mackie & Co., L.P. is a broker-dealer registered under the Securities Act of 1934, as amended, and a member of the National Association of Securities Dealers Regulatory, Inc. During the last five years, neither
Mr. Mackie nor R.A. Mackie & Co., L.P. has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction subjecting him or it, as the case may be, to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------
         The 192,383 shares of Common Stock owned by Mr. Mackie were purchased with his own personal funds in open market transactions. The 452,262 shares of Common Stock owned by R.A. Mackie & Co., L.P. were purchased with its working capital in open market transactions.

Item 4.           Purpose of the Transaction
                  --------------------------
         The shares of Common Stock purchased by Mr. Mackie and R.A. Mackie & Co., L.P. were acquired for investment purposes only.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------
         (a) Mr. Mackie is the beneficial and sole owner of 192,383 shares of Common Stock of the Company. Such 192,383 shares constitute approximately 1.58% of the shares of the Company's Common Stock outstanding as of July 8, 1996. R.A. Mackie & Co., L.P. is the beneficial and sole owner of 452,262 shares of Common Stock, constituting approximately 3.71% of the shares of the


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CUSIP NO. 71713-11-06                  13D                    Page 5 of 5 Pages


Company's Common Stock outstanding as of July 8, 1996. By virtue of Mr. Mackie's control over R.A. Mackie & Co., L.P., Mr. Mackie and R.A. Mackie & Co., L.P. have an aggregate beneficial ownership equal to 644,645 shares of Common Stock, or 5.29% of the shares of the Company's Common Stock outstanding as of July 8, 1996.

         (b) Mr. Mackie has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of the 192,383 shares of Common Stock owned by him and shares with R.A. Mackie & Co., L.P. the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of the 452,262 shares of Common Stock owned by R.A. Mackie & Co., L.P.

         (c) Mr. Mackie has not engaged in any transactions in the Company's common stock during the 60 days prior to the July 9, 1996 date of this Report. R.A. Mackie & Co., L.P. engaged in the following transactions in the Company's common stock during the 60 days prior to the July 9, 1996 date of this Report:

         July 8, 1996.............Purchased 148,721 shares at $.25 a share
         July 8, 1996.............Purchased 25,000 shares at $.375 a share
         July 8, 1996.............Purchased 25,000 shares at $.3125 a share


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------
         Not applicable.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------
         Not applicable.


Signatures


         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of July 9, 1996


R.A. Mackie & Co., L.P.
By: R.A. Mackie & Co., Inc.

By: /s/ Robert A. Mackie, Jr.                  /s/ Robert A. Mackie, Jr.
   -------------------------------             --------------------------------
     Robert A. Mackie, Jr.                           Robert A. Mackie, Jr.,
                                                     Individually